Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of SAVVIS, Inc. for the registration of its Convertible Senior Notes due 2012 and to the incorporation by reference therein of our reports dated February 9, 2007, with respect to the consolidated financial statements and schedule of SAVVIS, Inc., SAVVIS, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SAVVIS, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

April 30, 2007